                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.   20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                  Amendment No. 3*

                          Information Storage Devices, Inc.
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                                  (Name of Issuer)

                                     Common Stock
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                           (Title of Class of Securities)

                                        456753
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                                   (CUSIP Number)

                                   Ding-Yuan Yang
                          Winbond Electronics Corporation
                              No. 4 Creation Road III
                           Science-Based Industrial Park
                              Hsinchu, Taiwan, R.O.C.
                                  011-886-35-770066
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        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  September 11, 1998
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

------------------------                                ------------------------
CUSIP No. 456753                         13D              Page  2   of  8  Pages
------------------------                                ------------------------

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  1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
       (entities only)

                 Winbond Int'l. Corporation
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
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  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
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                    (7)  Sole Voting Power
     Number of                                        --
      Shares           --------------------------------------------------------
   Beneficially     (8)  Shared Voting Power      490,000
                       --------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power       --
  Each Reporting       --------------------------------------------------------
    Person with    (10)  Shared Dispositive Power 490,000

-------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                490,000
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/ (SEE Instructions)
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.938%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 456753                         13D              Page  3   of  8  Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Peaceful River Corp.
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
--------------------------------------------------------------------------------
                    (7)  Sole Voting Power
     Number of                                       --
      Shares           ---------------------------------------------------------
   Beneficially     (8)  Shared Voting Power      427,000
                       ---------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power
  Each Reporting                                     --
                       ---------------------------------------------------------
    Person with    (10)  Shared Dispositive Power 427,000

--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                427,000
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/ (SEE Instructions)
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.303%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 456753                         13D              Page  4   of  8  Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Pigeon Creek Holding Co., Ltd.
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 British Virgin Islands
--------------------------------------------------------------------------------
                    (7)  Sole Voting Power
     Number of                                   --
      Shares           ---------------------------------------------------------
   Beneficially     (8)  Shared Voting Power
                                               483,000
                       ---------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power
  Each Reporting
                                                 --
    Person with        ---------------------------------------------------------
                   (10)  Shared Dispositive Power
                             483,000
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                483,000
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares /X/ (SEE Instructions)
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                4.868%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 456753                         13D              Page  5   of  8  Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 Winbond Electronics Corporation
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group  (SEE Instructions)

            (a) /X/
            (b) / /
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)

                 WC
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization

                 Republic of China in Taiwan
--------------------------------------------------------------------------------
                    (7)  Sole Voting Power        --
     Number of
      Shares           ---------------------------------------------------------
   Beneficially     (8)  Shared Voting Power      1,400,000
                       ---------------------------------------------------------
     Owned by       (9)  Sole Dispositive Power       --
  Each Reporting      ---------------------------------------------------------
    Person with    (10)  Shared Dispositive Power 1,400,000

--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,400,000
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / / (SEE Instructions)
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

                                 14.11%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

                 CO
--------------------------------------------------------------------------------

INTRODUCTION

     This Amendment No. 3 amends the initial statement on Schedule 13D ("Statement"), the Amendment No. 1 to Schedule 13D ("Amendment No. 1") and the Amendment No. 2 to Schedule 13D ("Amendment No. 2") of Winbond Int'l. Corporation ("WIC"), Peaceful River Corp. ("PRC"), Pigeon Creek Holding Co., Ltd. ("PCH") and Winbond Electronics Corporation ("WEC") (collectively, "Winbond") filed with the Securities and Exchange Commission on May 22, 1998, June 30, 1998 and July 24, 1998, respectively, with respect to the outstanding shares of common stock of Information Storage Devices, Inc. ("ISD"). This Amendment No. 3 is filed to reflect the signing of a definitive agreement between Winbond and ISD providing for the acquisition of ISD by Winbond, as described below. ISD has advised Winbond that as of September 10, 1998 there were 9,922,389 shares of ISD common stock, no par value, outstanding. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Statement and Amendments No. 1. and 2.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and supplemented by the following:

                 Between July 24, 1998 and September 11, 1998, representatives of Winbond and its investment bankers, accountants and attorneys conducted a due diligence review of ISD's business, which included meetings with representatives of ISD and its investment bankers, accountants and attorneys. As a result of that review and other factors, including the performance of the stock market generally and semiconductor sector companies in particular, Winbond reduced the price at which it offered to acquire all outstanding ISD shares that Winbond does not own from $8.25 per share to $7.50 per share.

                 On September 11, 1998, ISD and WEC signed an Agreement and Plan of Merger (the "Plan of Merger") providing for the acquisition of ISD by a newly formed subsidiary of WEC. A copy of the Plan of Merger is attached hereto as Exhibit 7.1 and incorporated herein by reference. The following description of the Plan of Merger is qualified in its entirety by reference to the Plan of Merger.

                 The Plan of Merger provides that at the Effective Time (as defined below) a newly-formed subsidiary of WEC ("Winbond Acquisition Corporation" or "WAC") will merge with and into ISD (the "Merger") and ISD will become an indirect wholly-owned subsidiary of WEC. As a result of the Merger, each outstanding share of ISD Common Stock that Winbond does not own will be converted into the right to receive $7.50 in cash, which amount is subject to adjustment if ISD issues additional shares of its capital stock or options or other rights to acquire shares of its capital stock in excess of certain amounts specified in the Plan of Merger. All outstanding and unexercised options and other rights to purchase ISD Common Stock will terminate at the Effective Time of the Merger.

           In accordance with the Plan of Merger, ISD's board of directors has amended the Rights Agreement dated December 28, 1995 between ISD and the First National Bank of Boston, as Rights Agent, and related documents pursuant to ISD's Shareholder Rights Plan to provide that none of Winbond or its affiliates will be deemed to be an "Acquiring Person," as such term is defined in the Rights Agreement.

                      The Merger will become effective upon the filing of a Merger Agreement and appropriate officers' certificates with the Secretary of State of California (the "Effective Time"). The
           Merger Agreement will be filed as soon as practicable after the later of the date of a special meeting of shareholders of ISD to vote on the Merger and the first business day after satisfaction of the conditions to closing of the Merger set forth in the Merger Agreement, or such other date as the parties may agree. Winbond and the directors and certain executive officers of ISD have entered into a Voting Agreement, in the form attached hereto as
           Exhibit 7.2, pursuant to which they have each agreed to vote in favor of the Merger subject, in the case of the directors and officers of ISD, to the discharge of their fiduciary responsibilities as a director and/or officer of ISD.

                      Consummation of the Merger is subject to the satisfaction or waiver in writing of various conditions, including, among others, (i) the approval of the Plan of Merger by the shareholders of ISD by the requisite vote under applicable law, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) there being no material adverse change in ISD's financial condition, results of operations or business from July 4, 1998 through the closing date, (iv) continuing accuracy of the representations and warranties of each party in the Plan of Merger, and (v) certain other conditions.

                      Winbond may continue to purchase additional shares of ISD Common Stock in the open market. If ISD's shareholders do not approve the Merger, Winbond may make other proposals and may seek to acquire ISD by other means, concerning which no determination has yet been made. There can be no assurance as to whether or when any other acquisition proposal will be pursued, or whether any actions by Winbond will result in the acquisition of ISD by Winbond. If the Merger is not consummated, Winbond may determine to sell all or part of its investment in ISD.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Statement is hereby amended and supplemented by the following:

           (a) WEC is the beneficial owner of 1,400,000 shares of ISD Common Stock representing approximately 14.11% of the outstanding shares of ISD Common Stock. These figures also represent the aggregate beneficial ownership of ISD Common Stock of the Winbond group.
           Each of the members of the Winbond group is the record owner of the following number of shares and class percentage of ISD Common
           Stock:


           Name                        Number of Shares             Percentage
           ----                        ----------------             ----------
           WIC                           490,000                    4.938%
           PRC                           427,000                    4.303%
           PCH                           483,000                    4.868%


           (c) No members of the Winbond group have purchased shares of ISD Common Stock since the date of the Amendment No. 2 to the Statement filed on July 24, 1998.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           7.1 Agreement and Plan of Merger dated September 11, 1998 by and among Winbond Electronics Corporation, Winbond Int'l Corporation, Oriole Holding Corporation, Winbond Acquisition Corporation and Information Storage Devices, Inc.

           7.2 Voting Agreement by and among Winbond Electronics Corporation and the directors and certain officers of Information Storage Devices, Inc.

SIGNATURE.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.





Date:  September 11, 1998            By /s/ Lee Chen
                                       -----------------------------------------
                                        Lee Chen
                                        Signing as attorney-in-fact on behalf of
                                        WIC, PRC, PCH and WEC